Exhibit 12(b)

Exhibit 12. (b)

COMPUTATION OF RATIO OF INCOME TO COMBINED FIXED CHARGES
AND PREFERRED SHARE DIVIDENDS
SEARS, ROEBUCK AND CO. AND CONSOLIDATED SUBSIDIARIES

Year Ended
(millions, except ratios)	1996_

Fixed Charges
Interest and amortization of debt discount
and expense on all indebtedness	$1,365

Add interest element implicit in rentals	121
1,486
Preferred dividend factor	41
Interest capitalized	5
Total fixed charges	$1,532

Income
Income from continuing operations	$1,271
Deduct undistributed net income
of unconsolidated companies	8
1,263
Add
Fixed charges (excluding interest capitalized
and preferred dividend factor)	1,486
Income taxes (benefit)	834
Income before fixed charges and
income taxes	$3,583

Ratio of income to combined fixed charges
and preferred share dividends	2.34

(A) In 1996 all the outstanding 8.88% Preferred Shares, First Series were redeemed and thereafter the Company made no other preferred dividend payments.